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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )

LEXENT INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title and Class of Securities)

52886Q10

(CUSIP Number)

May 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 52886Q10	13G	Page 2 of 14

1.	Names of Reporting Person Tower Investment Group, Inc. I.R.S. Identification No. of Above Person 59-2924229

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,274,132 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,274,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,132

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person CO

CUSIP No. 619908304	13G	Page 3 of 14

1.	Names of Reporting Person Bay Harbour Management, L.C. I.R.S. Identification No. of Above Person None

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,274,132 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,274,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,132

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person CO

CUSIP No. 619908304	13G	Page 4 of 14

1.	Names of Reporting Person Steven A. Van Dyke I.R.S. Identification No. of Above Person Not applicable

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,274,132 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,274,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,132

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN

CUSIP No. 619908304	13G	Page 5 of 14

1.	Names of Reporting Person Douglas P. Teitelbaum I.R.S. Identification No. of Above Person Not applicable

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,274,132 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,274,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,132

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN

CUSIP No. 619908304	13G	Page 6 of 14

1.	Names of Reporting Person John D. Stout I.R.S. Identification No. of Above Person Not applicable

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,274,132 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,274,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,132

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN

CUSIP No. 619908304	13G	Page 7 of 14

Item 1(a).	Name of Issuer:

Lexent, Inc. (“Lexent”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Three New York Plaza, New York, NY 10004.

Item 2(a).	Name of Person(s) Filing:

Bay Harbour Management, L.C. (“Bay Harbour”), Tower Investment Group, Inc. (“Tower”), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke (“Mr. Van Dyke”), Douglas P. Teitelbaum (“Mr. Teitelbaum”) and John D. Stout (“Mr. Stout”), in their capacities as controlling stockholders of Tower.

Item 2(b)	Address of Principal Business Office:

The principal business address of Bay Harbour, Tower, Mr. Van Dyke, Mr. Teitelbaum and Mr. Stout is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

Bay Harbour – Florida

Tower – Florida

Mr. Van Dyke – United States

Mr. Teitelbaum – United States

Mr. Stout – United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share, of Lexent Corporation.

Item 2(e)	Lexent common stock has the following CUSIP number: 52886Q10.

Item 3	The person(s) filing is (are):

Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Tower is a parent holding company of Bay Harbour.

Mr. Van Dyke is a control person of Bay Harbour.

Mr. Teitelbaum is a control person of Bay Harbour.

Mr. Stout is a control person of Bay Harbour.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2002, Bay Harbour may be deemed to be the beneficial owner of 2,274,132 shares of Lexent common stock as a result of voting and dispositive power that it

CUSIP No. 619908304	13G	Page 8 of 14

held with respect to the 2,274,132 shares of Lexent common stock held for the account of private investment funds and managed accounts.

As of December 31, 2002, Tower may be deemed to be the beneficial owner of the 2,274,132 shares of Lexent common stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

As of December 31, 2002, Mr. Van Dyke may be deemed beneficial owner of 2,274,132 shares of Lexent common stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder of Tower, which is the majority shareholder of Bay Harbour.

As of December 31, 2002, Mr. Teitelbaum may be deemed beneficial owner of 2,274,132 shares of Lexent common stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower, which is the majority shareholder of Bay Harbour.

As of December 31, 2002, Mr. Stout may be deemed beneficial owner of 2,274,132 shares of Lexent common stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Stout is a stockholder of Tower, which is the majority shareholder of Bay Harbour.

Bay Harbour Tower, Mr. Van Dyke, Mr. Teitelbaum and Mr. Stout each expressly disclaim any beneficial ownership interest in Lexent common stock owned by the limited partners and investors in the managed accounts for which Bay Harbour acts as investment adviser, and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of Lexent common stock owned by the limited partners and investors in the managed accounting for which Bay Harbour acts as investment adviser.

Item 4(b)	Percent of Class:

5.4%

Item 4(c)	Number of shares as to which reporting persons have:

Number of shares as to which Bay Harbour has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,274,132

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,274,132

Number of shares as to which Tower has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,274,132

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,274,132

Number of shares as to which Mr. Van Dyke has:

(i) sole power to vote or direct the vote: 0

CUSIP No. 619908304	13G	Page 9 of 14

(ii) shared power to vote or to direct the vote: 2,274,132

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,274,132

Number of shares as to which Mr. Teitelbaum has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,274,132

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,274,132

Number of shares as to which Mr. Stout has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,274,132

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,274,132

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of another Person

The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Lexent common stock reported in this Schedule 13G representing more than five percent of the outstanding Lexent common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 3 hereof, and Exhibit 2.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of

CUSIP No. 619908304	13G	Page 10 of 14

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 1912EP104	13G	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002	BAY HARBOUR MANAGEMENT, L.C.

	By:	/S/ STEVEN A. VAN DYKE
Name: Steven A. Van Dyke
Title: President

Date: February 12, 2002	TOWER INVESTMENT GROUP, INC.

	By:	/S/ STEVEN A. VAN DYKE
Name: Steven A. Van Dyke
Title: President

Date: February 12, 2002		/S/ STEVEN A. VAN DYKE
Steven A. Van Dyke

Date: February 12, 2002		/S/ DOUGLAS P. TEITELBAUM
Douglas P. Teitelbaum

Date: February 12, 2002		/S/ JOHN D. STOUT

CUSIP No. 1912EP104	13G	Page 12 of 14

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated February 12, 2003, by and among Bay Harbour Management, L.C., Tower Investment Group, L.C., Steven A. Van Dyke, Douglas P. Teitelbaum and John D. Stout.

Exhibit 2	List of subsidiaries provided in response to Item 7 of this Schedule 13G.